Apr. 5. 2002 10:22AM [redacted] No.8614742 P. 5/5/05

02021769

cm

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED APR 23 2002

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-52909

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Donnelly, Penman, French, Haggarty & Co.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

300 River Place, Suite 4950
(No. and Street)

Detroit	MI	48207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kirk Haggarty (313) 446-9900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 02 2002
P THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Godfrey Hammel, Danneels & Company, P.C.

(ADDRESS) 21420 Greater Mack Avenue	St. Clair Shores	MI	48080
Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (7-78)

TOTAL P.05

NASD REGULATION
An NASD Company

April 4, 2002

VIA Facsimile and Regular Mail

C. Kirk Haggarty
Donnelly, Penman, French, Haggarty & Company
300 River Place, Suite 4950
Detroit, MI 48207

RE: Firm CRD No. 104448

Ladies and Gentlemen:

This acknowledges receipt of your December 31, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears deficient in that it did not contain the following:

1. Facing Page (Form X-17A-5 Part III)
2. An Oath or Affirmation (Signed by duly authorized officer, general partner, or proprietor of member firm; and notarized)- SEC Rule 17a-5(e)(2)
3. Computation of Net Capital- SEC Rule 17a-5(d)(3)
4. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA, if material differences existed; or, if no material differences existed, a statement so stating- SEC Rule 17a-5(d)(4)
5. A Report describing any material inadequacies found to exist or if none existed, a statement so stating- SEC Rule 17a-5(j)

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please provide the requested information by April 25, 2002. If you have any questions, please contact David Wegner, Compliance Examiner at (312) 899-4625.

OATH OR AFFIRMATION

I, C. Kirk Haggerty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly, Penman, French, Haggerty & Co. as of April 10th, 2002 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

C. Kirk Haggerty
Signature

Managing Director
Title

Raquel Parlow
Notary Public
RAQUEL PARLOW
Notary Public, Macomb County, MI
My Commission Expires Nov 22, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [ ] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONNELLY PENMAN FRENCH HAGGARTY & CO.
COMPUTATION OF NET CAPITAL
DEC. 31, 2001

Net Capital Computation Under Sec Rule 15c3-1

1	Total Ownership Equity from Statement of Financial Condition (Balance Sheet)			77,670
2	Deduct ownership equity not allowable for Net Capital			-
3	Total Ownership Equity For Net Capital			77,670
	Add:			
4.A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital			80,000
5	Total capital and allowable subordinated liabilities			157,670
6.A.	Deduct:			
	Fixed assets	47,146		
	Prepaids	27,032		
	Deposits	20,934		
	Center for American Jobs	-	(b)	(95,112)
7	Other additions and/or credits			-
8	Net capital before Haircuts on Securities positions			62,558
9	Haircuts			-
10	Net Capital			62,558

Computation of Basic Net Capital Requirement

Part A

11	Minimum net capital required (6-2/3% of Aggreg. Indebt.)	4,614
12	Minimum dollar net capital requirmen of reporting broker of dealer and min net cap req of subsidiaries	5,000
13	Net Capital Requirement (Larger of 11 or 12)	5,000
14	Excess net capital (line 10 - line 13)	57,558
15	Excess net capital at 1000% (line 10 less 10% of AI)	55,638
	Percentage of aggregate indebtedness to net capital (AI / line 10)	110.62%

DONNELLY PENMAN FRENCH HAGGARTY & CO.
RECONCILIATION OF PART IIA
DEC. 31, 2001

ASSETS	Allowable	Non-Allowable	Total
Total Assets per DPFH report	113,276	60,000	173,276
Adjustments:			
Add trade accounts receivable	-	17,981	17,981
Add net fixed assets	47,146	-	47,146
Reclassify time deposit	(50,000)	50,000	-
Decline in market value of investm	-	(60,000)	(60,000)
Add accrued interest on time depos	-	505	505
Add prepaids and security deposits	-	47,966	47,966
Adjusted total per Financial Statement	110,422	116,452	226,874

LIABILITIES AND CAPITAL	AI Liab	Non-AI Liab	Total
Total Liabilities per DPFH report	90,000	-	90,000
Adjustments:			
Add trade accounts payable and accrued expenses	53,203	-	53,203
Add unsecured note payable	6,000	-	6,000
Reclassify Shareholer notes payabl	(80,000)	80,000	-
Total liablities	69,203	80,000	149,203
Common stock			130,209
Additional paid in capital			11,994
Retained earnings			(64,532)
Total ownership equity			77,671
	138,406	160,000	226,874

Explanation of reconciling items:

The Company's unaudited Part IIA was on the Cash Basis of Accounting. Adjustments were made to restate in order to report on the Accrual Basis of Accounting.

GHD
Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

Report required by SEC Rule 17a-5j

SEC Rule 17a-5j requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the Balance Sheet as of December 31, 2001 and 2000, and the related statements of retained earnings and accumulated comprehensive income, income and comprehensive income, and cash flows for the years then ended, disclosed no material inadequacies.

GODFREY HAMMEL, DANNEELS & CO. P.C.

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com